Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

October 15, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Southcross Energy Partners, L.P.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-180841
Filed October 10, 2012

Ladies and Gentlemen:

Set forth below is the response of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversations on October 11 and 12, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”).  For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 6 marked to show all changes made since the filing of Amendment No. 5 to the Registration Statement.

For your convenience, we have prefaced our response with text substantially similar to the Staff’s oral comment.

General

1.                                      We note that you elected to present your forecast of cash available for distribution for the twelve months ending December 31, 2013.  We do not believe that forecast period is appropriate given that the latest available financial statements for the registrant are as of and for the period ending June 30, 2012.  Please provide financial information as of and for the period ending September 30, 2012 or revise your  forecast so that it reflects a period ending not later than September 30, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect a forecast period ending September 30, 2013.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	Southcross Energy Partners GP, LLC,
its General Partner

By:	/s/ J. Michael Anderson
J. Michael Anderson
Senior Vice President and Chief Financial Officer

cc:	William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)
Douglass M. Rayburn (Underwriters’ counsel)